Exhibit 99.5
QUEST RARE MINERALS LTD.
(FORMERLY QUEST URANIUM CORPORATION)
INTERIM FINANCIAL STATEMENTS
FOR THE NINE-MONTH PERIOD ENDED JULY 31, 2010
STATEMENT CONCERNING THE INTERIM FINANCIAL STATEMENTS
Management has compiled the unaudited interim financial statements as at July 31, 2010 and for the three-month and nine-month periods ended July 31, 2010 and 2009. The statements have not been audited or reviewed by the Corporation’s auditors or any other firm of chartered accountants.

QUEST RARE MINERALS LTD.
(AN EXPLORATION STAGE CORPORATION)
BALANCE SHEETS
AS AT

	July 31	October 31
	2010	2009
	(Unaudited)	(Audited)
	$	$
ASSETS

CURRENT

Cash	3,573,713	5,222,448
Marketable securities (note 4)	25,600	50,000
Accounts receivable	325,423	269,261
Prepaid expenses and deposits	349,555	115,512

	4,274,291	5,657,221

Mining properties and deferred costs	9,218,409	5,882,774

	13,492,700	11,539,995

LIABILITIES

CURRENT

Accounts payable and accrued liabilities	1,324,254	275,519

Due to related corporation (note 7)	—	5,336

	1,324,254	280,855

SHAREHOLDERS’ EQUITY

Capital stock (note 5)	14,617,897	12,515,887
Contributed surplus (note 6)	3,102,219	1,781,208
Deficit	(5,551,670)	(3,037,955)

	12,168,446	11,259,140

	13,492,700	11,539,995

See accompanying notes
to financial statements.
Approved on Behalf of the Board:
(signed) Peter J. Cashin, Director
(signed) Ronald Kay, Director

QUEST RARE MINERALS LTD.
(AN EXPLORATION STAGE CORPORATION)
INTERIM STATEMENT OF OPERATIONS AND DEFICIT
(UNAUDITED)

	Three-month period ended		Nine-month period ended
	July 31		July 31
	2010	2009	2010	2009
	$	$	$	$
Income

Interest	2,514	221	8,677	2,728

	2,514	221	8,677	2,728

Expenses

Professional and accounting fees	81,404	57,824	189,875	89,081
Filing costs and shareholders’ information	80,817	36,267	415,659	114,219
Administrative expenses and others	39,428	26,091	153,929	71,632
Interest	—	—	6,029	32,309
Disposal and write-down of mining properties and deferred costs	72,360	497,379	235,353	525,205
Loss (gain) on adjustment of marketable securities	12,400	(9,000)	29,400	(19,000)
Stock-based compensation	79,935	215,315	1,484,110	383,943

	366,344	823,876	2,514,355	1,197,389

(Loss) before income taxes	(363,830)	(823,655)	(2,505,678)	(1,194,661)

Income taxes — future	—	191,999	—	447,999

Net (loss)	(363,830)	(631,656)	(2,505,678)	(746,662)

Deficit — at the beginning	(5,184,376)	(784,572)	(3,037,955)	(619,483)

Issue costs	(3,464)	(28,750)	(8,037)	(78,833)

Deficit — at the end	(5,551,670)	(1,444,978)	(5,551,670)	(1,444,978)

Net (loss) per share basic and fully diluted	(0.008)	(0.020)	(0.061)	(0.027)

Weighted average number of outstanding shares basic and fully diluted	43,172,733	32,185,089	41,370,345	28,110,800

See accompanying notes
to financial statements.

QUEST RARE MINERALS LTD.
(AN EXPLORATION STAGE CORPORATION)
INTERIM STATEMENT OF CASH FLOWS
(UNAUDITED)

	Three-month period ended		Nine-month period ended
	July 31		July 31
	2010	2009	2010	2009
	$	$	$	$
Cash flows from (used in) operating activities
Net (loss)	(363,830)	(631,656)	(2,505,678)	(746,662)

Adjustments for:
Disposal and write-down of mining properties and deferred costs	72,360	497,379	235,353	525,205
Stock-based compensation	79,935	215,315	1,484,110	383,943
Loss (gain) on adjustment of marketable securities	12,400	(9,000)	29,400	(19,000)
Income taxes — future	—	(191,999)	—	(447,999)

Changes in non-cash working capital components
Accounts receivable	(42,209)	(50,923)	(56,162)	261,000
Due from related party	—	12,298	—	13,895
Prepaid expenses and deposits	122,275	(95,111)	(234,043)	(110,686)
Accounts payable and accrued liabilities	922,450	336,486	1,048,735	253,130
Due to related corporation	—	(117,970)	(5,336)	(71,658)

Cash flows from (used in) operating activities	803,381	(35,181)	(3,621)	41,168

Cash flows from (used in) financing activities
Issuance of shares	525,253	1,500,000	1,689,862	1,500,000
Issuance of flow-through shares	—	599,998	—	1,399,998
Issue costs	(3,464)	(28,750)	(8,037)	(78,833)

Cash flows from financing activities	521,789	2,071,248	1,681,825	2,821,165

Cash flows (used in) investing activities
Mining properties acquisition expenditures	(19,853)	(82,844)	(137,461)	(110,313)
Mining properties exploration expenditures	(2,830,368)	(852,965)	(3,816,774)	(1,223,020)
Government grants	627,296	125,557	627,296	125,557

Cash flows (used in) investing activities	(2,222,925)	(810,252)	(3,326,939)	(1,207,776)

(Decrease) Increase in cash and cash equivalents	(897,755)	1,225,815	(1,648,735)	1,654,557

Cash and cash equivalents — at the beginning	4,471,468	505,217	5,222,448	76,475

Cash and cash equivalents — at the end	3,573,713	1,731,032	3,573,713	1,731,032

Cash and cash equivalents consist of:

Cash	3,573,713	1,273,697	3,573,713	1,273,697
Cash held for exploration work	—	457,335	—	457,335

	3,573,713	1,731,032	3,573,713	1,731,032

ADDITIONAL INFORMATION
Interest received	2,514	221	8,677	2,728
Interest paid	Nil	Nil	6,029	32,309
Income taxes paid	Nil	Nil	Nil	Nil

See accompanying notes
to financial statements.

QUEST RARE MINERALS LTD.
(AN EXPLORATION STAGE CORPORATION)
NOTES TO INTERIM FINANCIAL STATEMENTS
July 31, 2010
(UNAUDITED)
1. NATURE OF OPERATIONS AND GOING CONCERN
The Corporation was incorporated on June 6, 2007 pursuant to the Canada Business Corporations Act under the name “Quest Uranium Corporation — Corporation Uranium Quest”. On April 21, 2010, the Corporation obtained Articles of Amendment, changing its corporate name to “Quest Rare Minerals Ltd. — Minéraux Rares Quest Ltée”.
The Corporation is a Canadian-based exploration company focused on the identification and discovery of new rare earth deposit opportunities, led by an experienced management and technical team. The Corporation is currently advancing several projects in certain of Canada’s premier exploration areas: the Strange Lake and Misery Lake areas of northeastern Québec, the Kenora area of northwestern Ontario and the Plaster Rock area of northwestern New Brunswick. The Corporation’s 2009 exploration program led to the discovery of a new rare earth metal deposit, the B-Zone, on the Corporation’s Strange Lake property in northeastern Quebéc. The Corporation recently completed an Inferred Resource Estimate as well as a Preliminary Economic Assessment of the Strange Lake B-Zone deposit. In addition, the Corporation announced the discovery of a new area of rare earth element (REE) mineralization on its Misery Lake project, approximately 120 kilometres south of the Strange Lake project. The Corporation continues to pursue high-value rare earth project opportunities throughout North America.
The Corporation, directly and through joint ventures, is presently engaged in the business of exploration and development of its mining properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.
The recoverability of amounts shown for mining properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Corporation’s interest in the underlying mining claims, the ability of the Corporation to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposition of the properties.
To date, the Corporation has not earned significant revenues and is considered to be in the exploration stage. The Corporation has an accumulated deficit of $5,551,670 as at July 31, 2010.
2. BASIS OF PRESENTATION
These interim unaudited financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and follow the same accounting policies and methods of application as described in note 2 “Significant Accounting Policies” of the Corporation’s most recent annual audited financial statements dated October 31, 2009. These interim unaudited financial statements should be read in conjunction with those annual audited financial statements and notes thereto. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in Canada for complete financial statements. In the opinion of management, all adjustments (consisting primarily of normal recurring adjustments) considered necessary for fair presentation have been included.
The accompanying interim unaudited financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern. However, the Corporation is in an exploration stage and is subject to the risks and challenges particular to companies at this stage. There is no assurance that the Corporation’s projects will be successful. As a result, there may be doubt regarding the going concern assumption. The Corporation’s continuing operations are dependent on the ability to secure adequate financing, the discovery of economically recoverable mineral reserves, securing and maintaining title or beneficial interest in the mining properties and on future profitable production or proceeds from the disposition of the mineral property interests. While the Corporation is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations.
These interim unaudited financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported expenses and balance sheet classifications that would be necessary should the going concern assumption be inappropriate. These adjustments could be material. Operating results for the three-month and nine-month periods ended July 31, 2010 and 2009 are not necessarily indicative of the results that may be expected for the year ending October 31, 2010.

QUEST RARE MINERALS LTD.
(AN EXPLORATION STAGE CORPORATION)
NOTES TO INTERIM FINANCIAL STATEMENTS
July 31, 2010
(UNAUDITED)
3. USE OF ESTIMATES
The preparation of the unaudited interim financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the unaudited interim financial statements and accompanying notes. Management believes that the estimates used in the preparation of the unaudited interim financial statements are reasonable and prudent; however, actual results could differ from these estimates.
4. MARKETABLE SECURITIES
In accordance with Section 3855 of the CICA handbook, marketable securities held for trading are carried at fair market value. Fair market value at July 31, 2010 was $25,600 ($27,000 — July 31, 2009). The change in fair value for the nine-month period ended July 31, 2010 of $29,400 [($19,000) — July 31, 2009] was recorded as a “Loss (gain) on adjustment of marketable securities”.
5. CAPITAL STOCK
a)	The authorized and issued capital stock of the Corporation consists of the following: Authorized:
An unlimited number of no par value common shares.

	Number
	of Shares	Amount
	#	$
Issued:
Balance at beginning, October 31, 2009 (audited)	39,938,319	12,515,887

Issuance of shares for stock options and warrants	3,732,420	2,083,140
Issuance of shares for mining properties	10,000	18,870

Balance at end, July 31, 2010 (unaudited)	43,680,739	14,617,897

b)	Stock option plan

		Weighted
		Average
	Number of	Exercise
	Options	Price
	#	$
Balance at beginning, October 31, 2009 (audited)	3,466,668	0.36

Granted	590,000	2.57
Exercised	(199,300)	0.18

Balance at end, July 31, 2010 (unaudited)	3,857,368	0.71

QUEST RARE MINERALS LTD.
(AN EXPLORATION STAGE CORPORATION)
NOTES TO INTERIM FINANCIAL STATEMENTS
July 31, 2010
(UNAUDITED)
5. CAPITAL STOCK (cont’d)
Accounting for the stock-based compensation plan (cont’d)
The fair value of the 1,800,000 options was estimated using Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.96%
Expected volatility	89%
Dividend yield	Nil
Expected life	5 years
Fair value per option granted	$0.31
The expenses related to the 1,800,000 stock options granted at $0.15 per option to directors, officers and consultants on January 11, 2008 were $495,841 classified under the “Administration - Expenses” and $61,980 classified under “Mining properties and deferred costs” over the eighteen month vesting period. In fiscal 2008, the fair value of $165,280 was recorded as administration expenses and $20,660 was recorded as mining properties and deferred costs. In fiscal 2009, the fair value of $330,561 was recorded as administration expenses and $41,320 was recorded as mining properties and deferred costs.

The fair value of the 35,000 options was estimated using Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.45%
Expected volatility	89%
Dividend yield	Nil
Expected life	5 years
Fair value per option granted	$0.16
The expenses related to the 35,000 stock options granted at $0.15 per option to employees on February 25, 2008 were $Nil classified under the “Administration — Expenses” and $5,528 classified under “Mining properties and deferred costs” over the eighteen month vesting period. In fiscal 2008, the fair value of $Nil was recorded as administration expenses and $1,843 was recorded as mining properties and deferred costs. In fiscal 2009, the fair value of $Nil was recorded as administration expenses and $3,685 was recorded as mining properties and deferred costs.

The fair value of the 60,000 options was estimated using Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.12%
Expected volatility	89%
Dividend yield	Nil
Expected life	5 years
Fair value per option granted	$0.03
The expenses related to the 60,000 stock options granted at $0.10 per option to employees on October 28, 2008 were $Nil classified under the “Administration — Expenses” and $2,000 classified under “Mining properties and deferred costs” over the eighteen month vesting period. In fiscal 2008, the fair value of $Nil was recorded as administration expenses and $217 was recorded as mining properties and deferred costs. In fiscal 2009, the fair value of $Nil was recorded as administration expenses and $1,597 was recorded as mining properties and deferred costs. For the nine-month period ended July 31, 2010, the fair value of $Nil was recorded as administration expenses and $226 was recorded as mining properties and deferred costs.

QUEST RARE MINERALS LTD.
(AN EXPLORATION STAGE CORPORATION)
NOTES TO INTERIM FINANCIAL STATEMENTS
July 31, 2010
(UNAUDITED)
5. CAPITAL STOCK (cont’d)
Accounting for the stock-based compensation plan (cont’d)
The fair value of the 600,000 options was estimated using Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	1.96%
Expected volatility	90%
Dividend yield	Nil
Expected life	5 years
Fair value per option granted	$0.018
The expenses related to the 600,000 stock options granted at $0.10 per option to directors and officers on February 12, 2009 were $10,955 classified under the “Administration — Expenses” and $Nil classified under “Mining properties and deferred costs” over the eighteen month vesting period. In fiscal 2009, the fair value of $8,215 was recorded as administration expenses and $Nil was recorded as mining properties and deferred costs. For the nine-month period ended July 31, 2010, the fair value of $2,740 was recorded as administration expenses and $Nil was recorded as mining properties and deferred costs.

The fair value of the 25,000 options was estimated using Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	1.69%
Expected volatility	90%
Dividend yield	Nil
Expected life	5 years
Fair value per option granted	$0.029
The expenses related to the 25,000 stock options granted at $0.10 per option to employees on April 23, 2009 were $662 after giving effect to the deduction of $68 for the non-vested portion of the options which expired upon the resignation of the optionee in 2010 and classified under the “Administration — Expenses” and $Nil classified under “Mining properties and deferred costs” over the eighteen month vesting period. In fiscal 2009, the fair value of $480 was recorded as administration expenses and $Nil was recorded as mining properties and deferred costs. For the nine-month period ended July 31, 2010, the fair value of $182 was recorded as administration expenses and $Nil was recorded as mining properties and deferred costs.

The fair value of the 420,000 options was estimated using Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	2.44%
Expected volatility	90%
Dividend yield	Nil
Expected life	5 years
Fair value per option granted	$0.215
The expenses related to the 420,000 stock options granted at $0.305 per option to consultants on July 1, 2009 were $68,752 classified under the “Administration — Expenses” and $21,485 classified under “Mining properties and deferred costs” over the eighteen month vesting period. In fiscal 2009, the fair value of $27,881 was recorded as administration expenses and $8,712 was recorded as mining properties and deferred costs. For the nine-month period ended July 31, 2010, the fair value of $34,373 was recorded as administration expenses and $10,741 was recorded as mining properties and deferred costs.

QUEST RARE MINERALS LTD.
(AN EXPLORATION STAGE CORPORATION)
NOTES TO INTERIM FINANCIAL STATEMENTS
July 31, 2010
(UNAUDITED)
5. CAPITAL STOCK (cont’d)
Accounting for the stock-based compensation plan (cont’d)
The fair value of the 750,000 options was estimated using Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	2.44%
Expected volatility	91%
Dividend yield	Nil
Expected life	5 years
Fair value per option granted	$0.522
The expenses related to the 750,000 stock options granted at $0.75 per option to directors on July 27, 2009 were $391,383 classified under the “Administration — Expenses” and $Nil classified under “Mining properties and deferred costs” over the eighteen month vesting period. In fiscal 2009, the fair value of $158,722 was recorded as administration expenses and $Nil was recorded as mining properties and deferred costs. For the nine-month period ended July 31, 2010, the fair value of $195,679 was recorded as administration expenses and $Nil was recorded as mining properties and deferred costs.

The fair value of the 150,000 options was estimated using Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	2.32%
Expected volatility	90%
Dividend yield	Nil
Expected life	5 years
Fair value per option granted	$1.338
The expenses related to the 150,000 stock options granted at $1.79 per option to directors on October 26, 2009 were $200,596 classified under the “Administration — Expenses” and $Nil classified under “Mining properties and deferred costs” over the eighteen month vesting period. In fiscal 2009, the fair value of $20,422 was recorded as administration expenses and $Nil was recorded as mining properties and deferred costs. For the nine-month period ended July 31, 2010, the fair value of $139,309 was recorded as administration expenses and $Nil was recorded as mining properties and deferred costs.

The fair value of the 380,000 options was estimated using Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.09%
Expected volatility	92%
Dividend yield	Nil
Expected life	10 years
Fair value per option granted	$2.262
The expenses related to the 380,000 stock options granted at $2.56 per option to directors and officers on March 15, 2010 were $858,891 classified under the “Administration — Expenses” and $Nil classified under “Mining properties and deferred costs”. For the nine-month period ended July 31, 2010, the fair value of $858,891 was recorded as administration expenses and $Nil was recorded as mining properties and deferred costs.

QUEST RARE MINERALS LTD.
(AN EXPLORATION STAGE CORPORATION)
NOTES TO INTERIM FINANCIAL STATEMENTS
July 31, 2010
(UNAUDITED)
5. CAPITAL STOCK (cont’d)
Accounting for the stock-based compensation plan (cont’d)
The fair value of the 210,000 options was estimated using Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.09%
Expected volatility	92%
Dividend yield	Nil
Expected life	10 years
Fair value per option granted	$2.250
The expenses related to the 210,000 stock options granted at $2.60 per option to employees and consultants on March 17, 2010 were $252,935 classified under the “Administration — Expenses” and $219,211 classified under “Mining properties and deferred costs”. For the nine-month period ended July 31, 2010, the fair value of $252,935 was recorded as administration expenses and $219,211 was recorded as mining properties and deferred costs.
c) Warrants

		Weighted
		Average
	Number of	Exercise
	Warrants	Price
	#	$
Balance at beginning, October 31, 2009 (audited)	5,065,251	1.30

Exercised	3,533,120	0.47

Balance at end, July 31, 2010 (unaudited)	1,532,131	3.20

The fair value of the 250,050 warrants issued on December 28, 2007 was estimated to be $31,078 using Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.84%
Expected volatility	94%
Dividend yield	Nil
Expected life	1 year
Fair value per warrant granted	$0.12
The fair value of the 3,409,089 warrants issued on June 26, 2009 was estimated to be $285,711 using Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	1.04%
Expected volatility	85%
Dividend yield	Nil
Expected life	1 year
Fair value per warrant granted	$0.08

QUEST RARE MINERALS LTD.
(AN EXPLORATION STAGE CORPORATION)
NOTES TO INTERIM FINANCIAL STATEMENTS
July 31, 2010
(UNAUDITED)
5. CAPITAL STOCK (cont’d)
c)	Warrants (cont’d)
The fair value of the 1,368,729 warrants issued on October 27, 2009 was estimated to be $607,695 using Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	1.30%
Expected volatility	83%
Dividend yield	Nil
Expected life	1.5 years
Fair value per warrant granted	$0.44
The fair value of the 95,811 warrants issued on October 27, 2009 was estimated to be $42,539 using Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	1.30%
Expected volatility	83%
Dividend yield	Nil
Expected life	1.5 years
Fair value per warrant granted	$0.44
The fair value of the 191,622 warrants issued on October 27, 2009 was estimated to be $119,745 using Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	1.30%
Expected volatility	83%
Dividend yield	Nil
Expected life	1.5 years
Fair value per warrant granted	$0.62
6. CONTRIBUTED SURPLUS

Amount
$
Balance at beginning, October 31, 2009 (audited)	1,781,208

Stock-based compensation	1,714,297
Exercise of stock options	(30,973)
Exercise of warrants	(362,313)

Balance at end, July 31, 2010 (unaudited)	3,102,219

QUEST RARE MINERALS LTD.
(AN EXPLORATION STAGE CORPORATION)
NOTES TO INTERIM FINANCIAL STATEMENTS
July 31, 2010
(UNAUDITED)
7. RELATED PARTY TRANSACTIONS
All related party transactions are in normal course of operations and are measured at the exchange value which is the amount of consideration established and agreed to by the related parties.
(i) The Corporation retained the services of certain members of the board of directors of the Corporation to carry out work on its exploration projects and for financial consulting services. For the nine-month period ended July 31, 2010, the total amount of such services was $130,925 (2009 — $120,850).
(ii) For the nine-month period ended July 31, 2010, the Corporation incurred fees of $127,527 (2009-$62,010) to a law firm in which a director of the Corporation is a partner.
(iii) On January 27, 2010, Freewest Resources Canada Inc. was acquired by Cliffs Natural Resources Inc. and was no longer considered a related corporation to Quest. For the period of November 1, 2009 to January 27, 2010, Freewest Resources Canada Inc. charged an aggregate amount of $4,500 (November 1, 2008 to July 31, 2009 — $20,142) for administrative costs and services, shared office expenses and mining properties costs paid on behalf of Quest.
(iv) Due to related corporation represents the net amount of charges for shared office and related expenses, as well as exploration expenditures between Quest and Freewest Resources Canada Inc.
(v) Amounts due to related corporation are non-interest bearing with no specific terms of repayment.
8. SUBSEQUENT EVENT
On September 3, 2010, the Corporation received a $1.5 million convertible loan from SIDEX Limited Partnership. The loan is for a term of 18 months and may be repaid by the Corporation at any time upon 30 days’ notice. Sidex may, at its option, convert the loan into Quest shares at any time at a price of $3.00 per share.
The loan bears interest at an annual rate of 9%. Interest will be paid semi-annually, at the Corporation’s option in cash or Quest shares. If interest is paid in Quest shares, the shares will be issued at a price per share equal to the weighted average trading price of Quest’s shares for the 20 trading days preceding the due date of the interest. Payment of interest in shares by Quest is subject to regulatory approval.
In connection with the loan, the Corporation issued 500,000 common share purchase warrants to SIDEX. Each warrant entitles the holder to acquire one additional common share of Quest for 18 months at a price of $3.25 per share.
As security for repayment of the loan, the Corporation granted a hypothec for an amount of $1.5 million in favor of SIDEX over Quest’s present and future tax credits or other sums to be received from the Ministere du Revenu of Quebec or Canada Revenue Agency on account of Quest’s mining exploration costs.
9. COMPARATIVE FIGURES
Certain items in the comparative unaudited interim financial statements have been reclassified from statements previously presented to conform to the presentation of the 2010 unaudited interim financial statements.